News Release

Resin Systems Announces Start of Commercial Production

Calgary, Alberta, August 27, 2007: Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products, today announced that its contract manufacturer, Global Composite Manufacturing, Inc., has begun commercial production of RStandard™ utility poles from the first production cell in Tilbury, Ontario.

Commercial production has begun following the completion last week of climate controls on the first production cell and all required quality checks. Production began with one shift and Global Composite Manufacturing, Inc. plans to add second and third shifts shortly with full production from the first cell anticipated in the fourth quarter. The finished product will initially be dedicated to customer shipments and trial production of several product improvements developed this year.

“The beginning of commercial production is a critical milestone reached through the dedicated joint effort of Global Composite Manufacturing and RS over many months. We will now turn our attention to adding shifts on the first cell and working on the preparation of the second cell,” said Paul Giannelia, president and chief executive officer. “These are the next important steps in reaching our goal of establishing meaningful revenue increases by the end of this year and reaching profitability in 2008."

Reader Advisory

Certain information set forth in this MD&A, including management's assessment of RS’s and Global Composite Manufacturing, Inc.’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com